Corporate Headquarters
Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland.
T 353 1 846 9100 F 353 1 846 9150 www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

14 July 2008


08003890

Dear Sirs,

RE: EXPERIAN GROUP LIMITED – 12g3-2(b) EXEMPTION FILE NUMBER 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter to you dated 10 July 2007, we are not including in this submission a copy of the London Stock Exchange announcements listed in the enclosed Schedule which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

EXPERIAN GROUP LIMITED

SCHEDULE

14 JUNE 2008 – 14 JULY 2008
ANNOUNCMENTS / FILINGS

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
10/07/2008		Interim Management Statement
07/07/2008		Annual Information Update
04/07/2008		Director/PDMR Shareholding
04/07/2008		Further re Dividend
30/06/2008		Total Voting Rights

END